Filed by Alesco Financial Inc.

(Commission File No. 333-159661)

Pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934, as amended.

Subject Company: Alesco Financial Inc.

[VIA E-MAIL]

Dear Cohen Member or LTIP Holder:

This is a reminder to return your Election Form and Letter of Transmittal, Substitute W-9 and, if applicable, Joinder to Amended and Restated Limited Liability Company Agreement of Cohen Brothers, LLC as soon as possible. Please take a moment right now to ensure that, if you wish to elect to receive shares of the common stock of Alesco Financial Inc. (“AFN”) following the merger of a subsidiary of AFN with and into Cohen Brothers, LLC (“Cohen”), your election is recorded with Mellon Investor Services LLC (“Mellon”) by sending your documentation to:

By Hand or Overnight Courier: Mellon Investor Services LLC Attn: Corporate Action Department 480 Washington Blvd. Jersey City, New Jersey 07086 Facsimile: (201) 680-4626	Mailing Address: Mellon Investor Services LLC Attn: Corporate Action Department P.O. Box 3301 South Hackensack, New Jersey 07606

If you do not return your Election Form and Letter of Transmittal and Substitute W-9 by December 10, 2009 and the merger is completed, you will remain a Cohen member. As a Cohen member, you will be unable to transfer your Cohen membership units for a period of six months following the merger and you will be limited in your ability to transfer your Cohen membership units thereafter.

A complete description of the merger is included in the Proxy Statement/Prospectus (the “Prospectus”) dated November 4, 2009, a copy of which has been provided to you. The Prospectus contains important information about your decision to elect to receive shares of AFN common stock or retain Cohen membership units and you are encouraged to read the entire Prospectus.

Upon the closing of the merger, if you elect to receive shares of AFN common stock, your shares will be recorded in electronic book entry format with Mellon in the Direct Registration System (“DRS System”). You do not need to transfer your shares out of the Mellon DRS System. However, instructions will be provided the morning after the closing of the merger regarding the process for having your shares transferred to your own brokerage account, if you choose to do so.

If you need additional copies of your Election Form and Letter of Transmittal, Substitute W-9 and Joinder to Amendment and Restated Limited Liability Company Agreement of Cohen Brothers, LLC, please contact me as soon as possible and a replacement will be provided to you.

Thank you for your time and attention.

Sincerely,

Joseph W. Pooler, Jr. Chief Financial Officer